Exhibit 99.01

OGE Energy Corp.
Unaudited Pro Forma Condensed Consolidated Financial Statements and Footnotes
For the Three Months Ended March 31, 2021
For the Year Ended December 31, 2020

Introduction

On February 16, 2021, Enable Midstream Partners, LP ("Enable") entered into a definitive merger agreement with Energy Transfer, LP ("Energy Transfer"), pursuant to which, and subject to the conditions of the merger agreement, all outstanding common units of Enable will be acquired by Energy Transfer in an all-equity transaction. Under the terms of the merger agreement, Enable's common unitholders, including OGE Energy Corp. ("OGE Energy"), will receive 0.8595 of one common unit representing limited partner interests in Energy Transfer for each common unit of Enable. The transaction is subject to the receipt of the required approvals from the holders of a majority of Enable's common units. Contemporaneously with the execution of the merger agreement, OGE Energy entered into a support agreement with Enable and Energy Transfer in which OGE Energy agreed to vote its common units in favor of the merger. In April 2021, CenterPoint Energy, Inc. ("CenterPoint") and OGE Energy, who collectively own approximately 72.9 percent of Enable's common units, delivered written consents approving the merger agreement, and those consents are sufficient to approve the merger. The transaction also is subject to anti-trust approvals and other customary closing conditions. The transaction is anticipated to close in 2021. Assuming the transaction closes, OGE Energy will own approximately three percent of Energy Transfer's outstanding limited partner units in lieu of the 25.5 percent interest in Enable that it currently owns. As part of the transaction, Energy Transfer will also acquire the general partner interests from OGE Energy and CenterPoint for $10 million in aggregate cash consideration. On or within three business days of closing of the merger, CenterPoint will pay OGE Energy $30 million.

The unaudited pro forma condensed consolidated balance sheet of OGE Energy at March 31, 2021 assumes the transaction occurred on March 31, 2021. The unaudited pro forma condensed consolidated statements of income of OGE Energy for the year ended December 31, 2020 and for the three months ended March 31, 2021 assume the transaction occurred on January 1, 2020.

The unaudited pro forma condensed consolidated financial statements and accompanying notes have been prepared in conformity with U.S. generally accepted accounting principles consistent with those used in, and should be read together with, OGE Energy's historical consolidated financial statements and related notes included in OGE Energy's Form 10-K for the year ended December 31, 2020 and Form 10-Q for the quarter ended March 31, 2021.

The adjustments reflected in the unaudited pro forma condensed consolidated financial statements are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of Energy Transfer's acquisition of Enable's outstanding common units and that the pro forma adjustments in the unaudited pro forma condensed consolidated financial statements give appropriate effect to the assumptions and are applied in conformity with U.S. generally accepted accounting principles.

The unaudited pro forma condensed consolidated financial statements do not purport to present OGE Energy's results of operations had Energy Transfer's acquisition of Enable's outstanding common units actually been completed at the dates indicated. In addition, the unaudited pro forma condensed consolidated financial statements do not project OGE Energy's results of operations for any future period.

OGE ENERGY CORP.
CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME
(UNAUDITED)

	Year Ended December 31, 2020
(In millions, except per share data)	OGE Energy Corp. Historical	Pro Forma Adjustments		OGE Energy Corp. Pro Forma
OPERATING REVENUES
Revenues from contracts with customers	$2,069.8	$—		$2,069.8
Other revenues	52.5			52.5
Operating revenues	2,122.3			2,122.3
COST OF SALES	644.6			644.6
OPERATING EXPENSES
Other operation and maintenance	462.8	9.0	(2)(a)	471.8
Depreciation and amortization	391.3			391.3
Taxes other than income	101.4			101.4
Operating expenses	955.5	9.0		964.5
OPERATING INCOME	522.2	(9.0)		513.2
OTHER INCOME (EXPENSE)
Equity in earnings (losses) of unconsolidated affiliates	(668.0)	668.0	(2)(b)	—
Allowance for equity funds used during construction	4.8			4.8
Other net periodic benefit expense	(3.9)			(3.9)
Other income	37.5	101.9	(2)(c)	139.4
Gain on transaction	—	174.0	(2)(d)	174.0
Other expense	(35.2)	(683.0)	(2)(e)	(718.2)
Net other income (expense)	(664.8)	260.9		(403.9)
INTEREST EXPENSE
Interest on long-term debt	152.8			152.8
Allowance for borrowed funds used during construction	(1.9)			(1.9)
Interest on short-term debt and other interest charges	7.6			7.6
Interest expense	158.5			158.5
INCOME (LOSS) BEFORE TAXES	(301.1)	251.9		(49.2)
INCOME TAX EXPENSE (BENEFIT)	(127.4)	64.5	(2)(f)	(62.9)
NET INCOME (LOSS)	$(173.7)	$187.4		$13.7
BASIC AVERAGE COMMON SHARES OUTSTANDING	200.1			200.1
DILUTED AVERAGE COMMON SHARES OUTSTANDING	200.1			200.4
BASIC EARNINGS (LOSS) PER AVERAGE COMMON SHARE	$(0.87)			$0.07
DILUTED EARNINGS (LOSS) PER AVERAGE COMMON SHARE	$(0.87)			$0.07
The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

OGE ENERGY CORP.
CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended March 31, 2021
(In millions, except per share data)	OGE Energy Corp. Historical	Pro Forma Adjustments		OGE Energy Corp. Pro Forma
OPERATING REVENUES
Revenues from contracts with customers	$1,621.0	$—		$1,621.0
Other revenues	9.6			9.6
Operating revenues	1,630.6			1,630.6
COST OF SALES	1,346.8			1,346.8
OPERATING EXPENSES
Other operation and maintenance	109.3			109.3
Depreciation and amortization	98.7			98.7
Taxes other than income	27.2			27.2
Operating expenses	235.2			235.2
OPERATING INCOME	48.6			48.6
OTHER INCOME (EXPENSE)
Equity in earnings of unconsolidated affiliates	53.2	(53.2)	(2)(b)	—
Allowance for equity funds used during construction	1.3			1.3
Other net periodic benefit expense	(1.4)			(1.4)
Other income	3.0	157.7	(2)(c)	160.7
Other expense	(2.0)			(2.0)
Net other income	54.1	104.5		158.6
INTEREST EXPENSE
Interest on long-term debt	38.4			38.4
Allowance for borrowed funds used during construction	(0.8)			(0.8)
Interest on short-term debt and other interest charges	1.8			1.8
Interest expense	39.4			39.4
INCOME BEFORE TAXES	63.3	104.5		167.8
INCOME TAX EXPENSE	10.6	26.7	(2)(f)	37.3
NET INCOME	$52.7	$77.8		$130.5
BASIC AVERAGE COMMON SHARES OUTSTANDING	200.1			200.1
DILUTED AVERAGE COMMON SHARES OUTSTANDING	200.1			200.1
BASIC EARNINGS PER AVERAGE COMMON SHARE	$0.26			$0.65
DILUTED EARNINGS PER AVERAGE COMMON SHARE	$0.26			$0.65

OGE ENERGY CORP.
CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET
(UNAUDITED)

	March 31, 2021
(In millions)	OGE Energy Corp. Historical	Pro Forma Adjustments		OGE Energy Corp. Pro Forma
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$—	$41.5	(2)(g)	$41.5
Accounts receivable, less reserve of $2.8	139.5			139.5
Accrued unbilled revenues	59.9			59.9
Income taxes receivable	6.4			6.4
Fuel inventories	39.4			39.4
Materials and supplies, at average cost	121.9			121.9
Fuel clause under recoveries	91.8			91.8
Other	43.8			43.8
Total current assets	502.7	41.5		544.2
OTHER PROPERTY AND INVESTMENTS
Investment in unconsolidated affiliates	432.8	(409.2)	(2)(h)	23.6
Equity investment	—	732.6	(2)(i)	732.6
Other	86.4			86.4
Total other property and investments	519.2	323.4		842.6
PROPERTY, PLANT AND EQUIPMENT
In service	13,420.4			13,420.4
Construction work in progress	185.6			185.6
Total property, plant and equipment	13,606.0			13,606.0
Less: accumulated depreciation	4,131.5			4,131.5
Net property, plant and equipment	9,474.5			9,474.5
DEFERRED CHARGES AND OTHER ASSETS
Regulatory assets	1,269.7			1,269.7
Other	22.6			22.6
Total deferred charges and other assets	1,292.3			1,292.3
TOTAL ASSETS	$11,788.7	$364.9		$12,153.6
The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

OGE ENERGY CORP.
CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET (Continued)
(UNAUDITED)

	March 31, 2021
(In millions)	OGE Energy Corp. Historical	Pro Forma Adjustments		OGE Energy Corp. Pro Forma
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt	$1,278.0	$—		$1,278.0
Accounts payable	244.8	9.0	(2)(a)	253.8
Dividends payable	80.6			80.6
Customer deposits	80.7			80.7
Accrued taxes	37.7			37.7
Accrued interest	40.6			40.6
Accrued compensation	24.3			24.3
Fuel clause over recoveries	15.5			15.5
Other	34.3			34.3
Total current liabilities	1,836.5	9.0		1,845.5
LONG-TERM DEBT	3,495.0			3,495.0
DEFERRED CREDITS AND OTHER LIABILITIES
Accrued benefit obligations	182.5			182.5
Deferred income taxes	1,287.9	90.2	(2)(f)	1,378.1
Deferred investment tax credits	10.9			10.9
Regulatory liabilities	1,176.9			1,176.9
Other	193.5			193.5
Total deferred credits and other liabilities	2,851.7	90.2		2,941.9
Total liabilities	8,183.2	99.2		8,282.4
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Common stockholders' equity	1,118.6			1,118.6
Retained earnings	2,515.6	265.2	(2)(j)	2,780.8
Accumulated other comprehensive loss, net of tax	(28.6)	0.5	(2)(k)	(28.1)
Treasury stock, at cost	(0.1)			(0.1)
Total stockholders' equity	3,605.5	265.7		3,871.2
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$11,788.7	$364.9		$12,153.6
The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

OGE ENERGY CORP.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

1.     Basis of Presentation

The historical financial information for the year ended December 31, 2020 is derived from and should be read in conjunction with the audited historical consolidated financial statements of OGE Energy contained in OGE Energy's Form 10-K for the year ended December 31, 2020. The historical financial information for the three months ended March 31, 2021 and at March 31, 2021 is derived from and should be read in conjunction with the unaudited historical condensed consolidated financial statements of OGE Energy contained in OGE Energy's Form 10-Q for the quarter ended March 31, 2021. The pro forma adjustments have been prepared as if certain transactions had taken place on March 31, 2021, in the case of the balance sheet, or as of January 1, 2020, in the case of the statements of income for the year ended December 31, 2020 and the three months ended March 31, 2021. These transactions include:

•presenting OGE Energy's interest in Energy Transfer as an investment in equity securities, measured at fair value under Accounting Standards Codification Topic 321, and the related disposition of OGE Energy's equity method investment in Enable;
•recording the change in value of the Energy Transfer securities owned by OGE Energy;
•recording OGE Energy's dividend income related to its equity investment in Energy Transfer; and
•recording the tax effect of the pro forma adjustments on OGE Energy's earnings before income taxes assuming an estimated statutory tax rate of 25.6 percent for all jurisdictions.

2.     Pro Forma Adjustments and Assumptions

The unaudited pro forma condensed consolidated financial statements give pro forma effect to the following:

(a)This adjustment reflects an estimate of approximately $9 million in transaction costs to investment bankers, advisors and attorneys, subject to update upon closing. These transaction costs are not expected to recur in OGE Energy's net income beyond 12 months after the transaction.
(b)This adjustment reflects the elimination of equity method earnings from Enable assuming the Energy Transfer merger occurred on January 1, 2020. During 2020, an other than temporary impairment of the equity method investment in Enable of $780 million was recorded, which was an unusual and infrequent adjustment and not considered part of ongoing earnings.
(c)For the year ended December 31, 2020, this adjustment reflects the Energy Transfer dividend income assuming 95,389,721 Energy Transfer units (after converting OGE Energy's Enable units at 0.8595 ratio) at an annual Energy Transfer dividend rate of $1.068 per unit for 2020. For the three months ended March 31, 2021, this adjustment reflects the Energy Transfer dividend income assuming 95,389,721 Energy Transfer units at a rate of $0.153 per unit and the change in fair value in Energy Transfer's unit price from December 31, 2020 to March 31, 2021.
(d)This adjustment reflects the estimated gain arising from the transaction, which contemplates the January 2, 2020 fair value of the Energy Transfer securities (as markets were closed January 1, 2020), the January 1, 2020 balance of OGE Energy's equity method investment in Enable, the expected $35 million payment discussed in note (g) and the information discussed in note (k). This gain is not expected to recur in OGE Energy's net income beyond 12 months after the transaction.
(e)This adjustment accounts for the change in fair value in Energy Transfer's unit price from an assumed January 2, 2020 transaction price (as markets were closed January 1, 2020) to December 31, 2020.
(f)These adjustments estimate the tax impact from transaction accounting adjustments for the year ended December 31, 2020 and the three months ended March 31, 2021, including the deferred tax impacts based on Energy Transfer's recent taxable income. This calculation may be updated when Energy Transfer's Internal Revenue Service Schedule K-1 information is received for 2021. Further, the deferred revaluation based on the new investment in Energy Transfer will not occur until the transaction is complete and underlying tax information is received from Energy Transfer.
(g)This adjustment assumes the $30 million payment from CenterPoint and $5 million Enable general partner payment from Energy Transfer are received in cash and replaces the cash distributions received from Enable with distributions that would have been received from Energy Transfer from January 1, 2020 to March 31, 2021.
(h)This adjustment removes the Enable equity method investment from the balance sheet.
(i)This adjustment includes the fair value of the Energy Transfer securities on the balance sheet as of March 31, 2021.
(j)This adjustment updates retained earnings for the change in net income based on the transaction accounting adjustments.
(k)This adjustment removes the accumulated other comprehensive loss impact of OGE Energy's share of Enable's interest rate derivative losses.